April 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Esports Technologies, Inc.
Registration Statement on Form S-1
Registration No. 333-254068

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Esports Technologies, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 P.M. (Eastern Time) on April 14, 2021, or as soon thereafter as possible on such date.

Very truly yours,

Esports Technologies, Inc.

By: /s/ James Purcell
Name: James Purcell
Title: Chief Financial Officer